FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of OCTOBER , 2007

OROMIN EXPLORATIONS LTD. (File #0-30614)
(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9
(Address of principal executive offices)

Attachments:

1.	Oromin Explorations Ltd. – News Release dated October 22, 2007,
2.	Oromin Explorations Ltd. - BC FORM 53-901F, Material Change Report,
3.	Oromin Explorations Ltd. – News Release dated October 24, 2007,
4.	Oromin Explorations Ltd. - BC FORM 53-901F, Material Change Report,
5.	Oromin Explorations Ltd. – Interim Consolidated Financial Statements for the period ended August 31, 2007, SEDAR filed on October 30, 2007.

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X    Form 40-F ______

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No   X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

OROMIN EXPLORATIONS LTD.
(Registrant)

Date: November 6, 2007	By:	“Chet Idziszek”
Chet Idziszek

	Its:	President
(Title)

Oromin Explorations Ltd.
2000 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9
Phone: (604) 331-8772 Fax: (604) 331-8773

November 6, 2007

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR
Judiciary Plaza Office Building
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

RE:	Oromin Explorations Ltd. - (File #0-30614)
Form 6-K

On behalf of Oromin Explorations Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

per: Chet Idziszek
         President

Enclosures

cc:	Standard & Poor's Corporation (w. 3 copies)
Miller Thomson, Attn: Mr. Rupert Legge

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475
	Fax: (604) 331-8773	E-mail: info@oromin.com

October 22, 2007	Trading Symbol: TSX Venture – OLE
OTC/BB - OLEPF
	Web Site:	www.oromin.com

OROMIN ARRANGESFINANCING OF UP TO $15 MILLION

Oromin Explorations Ltd (“TSX-V:OLE”) is pleased to report that it has, subject to regulatory approval, arranged a brokered private placement of a minimum 2,000,000 units to a maximum of 4,000,000 units at a price of $2.50 per unit to generate gross proceeds of between $5,000,000 and $10,000,000. In addition, Oromin has granted an agent’s option to purchase up to an additional 400,000 units to generate gross proceeds of up to $1,000,000 on the same terms and conditions as outlined below.

The gross proceeds will be used primarily to fund its next phase of work on its Sabodala Property in eastern Sénégal. Each unit will consist of one share and one half share purchase warrant, with every whole warrant entitling the purchase of one additional share of Oromin at $3.30 per share for a period of no longer than two years from the closing date. Beginning on or after four months following the closing date, if for a period of 20 consecutive trading days, the closing price of Oromin’s shares equals or exceeds $5.00, Oromin may give notice in writing that the warrants will expire on the 21st day following delivery of such notice.

J.F. Mackie & Company Ltd. of Calgary, Alberta, has agreed to act as Oromin’s agent in respect of this placement and will receive an 8% cash commission and broker warrants equal to 10% of the number of units sold under this placement. Each broker warrant will entitle the purchase of one Oromin share at a price of $2.75 per share for a period of two years from the closing date.

Oromin is also pleased to report that it has arranged, subject to regulatory approval, a non-brokered private placement of up to a further 1,600,000 units of Oromin at price of $2.50 per unit, each unit having the same terms as the units issued under the brokered placement. A finder’s fee will also be payable to an arm’s length third party in respect of this placement.

To find out more about Oromin Explorations Ltd. (TSX-V:OLE), visit www.oromin.com.

On behalf of the Board of Directors of
OROMIN EXPLORATIONS LTD.

  ”Chet Idziszek”
Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY
FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:	This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.	Reporting Issuer

Oromin Explorations Ltd.
Suite 2000, 1055 West Hastings Street
Vancouver, B.C.
V6E 2E9

Item 2.	Date of Material Change

October 29, 2007

Item 3.	Press Release

October 22, 2007, Vancouver, B.C.

Item 4.	Summary of Material Change

Issuer announces private placement.

Item 5.	Full Description of Material Change

See attached news release.

Item 6.	Reliance on Section 85(2) of the Act

Not applicable

Item 7.	Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.	Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at 604-331-8772

Item 9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 29th day of October, 2007.

OROMIN EXPLORATIONS LTD.

By:	“J.G. Stewart”
Secretary
(Official Capacity)
J.G. Stewart
(Please print here name of individual
whose signature appears above.)

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475
	Fax: (604) 331-8773	E-mail: info@oromin.com

October 24, 2007	Trading Symbol: TSX Venture – OLE
OTC/BB - OLEPF
	Web Site:	www.oromin.com

OROMIN INCREASESFINANCING BY A FURTHER $3 MILLION TO $18 MILLION

Further to its news release of October 22, 2007, Oromin Explorations Ltd (“TSX-V:OLE”) is pleased to report that due to excessive demand, it has, subject to regulatory approval, increased the brokered private placement by a further 1,000,000 units from a maximum of 4,000,000 units to 5,000,000 units at a price of $2.50 per unit. This increase will generate an additional $2,500,000 of gross proceeds.

J.F. Mackie & Company Ltd. of Calgary, Alberta, has agreed to act as Oromin’s agent in respect of this increased placement and will receive an 8% cash commission and broker warrants equal to 10% of the gross proceeds sold under this placement. Each broker warrant will entitle the purchase of one Oromin share at a price of $2.75 per share for a period of two years from the closing date.

In addition, Oromin is also pleased to report that it increased, subject to regulatory approval, the non-brokered private placement announced on October 22, 2007 by an additional 200,000 units, each unit having the same terms as the units issued under the brokered placement. A finder’s fee will also be payable to an arm’s length third party in respect of this placement.

Each unit will consist of one share and one half share purchase warrant, with every whole warrant entitling the purchase of one additional share of Oromin at $3.30 per share for a period of no longer than two years from the closing date. Beginning on or after four months following the closing date, if for a period of 20 consecutive trading days, the closing price of Oromin’s shares equals or exceeds $5.00, Oromin may give notice in writing that the warrants will expire on the 21st day following delivery of such notice. The gross proceeds will be used primarily to fund its next phase of work on its Sabodala Property in eastern Sénégal.

To find out more about Oromin Explorations Ltd. (TSX-V:OLE), visit www.oromin.com.

On behalf of the Board of Directors of
OROMIN EXPLORATIONS LTD.

”Chet Idziszek”
Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY
FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:	This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.	Reporting Issuer

Oromin Explorations Ltd.
Suite 2000, 1055 West Hastings Street
Vancouver, B.C.
V6E 2E9

Item 2.	Date of Material Change

October 29, 2007

Item 3.	Press Release

October 24, 2007, Vancouver, B.C.

Item 4.	Summary of Material Change

Issuer announces increment to private placement.

Item 5.	Full Description of Material Change

See attached news release.

Item 6.	Reliance on Section 85(2) of the Act

Not applicable

Item 7.	Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.	Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at
604-331-8772

Item 9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 29th day of October, 2007.

OROMIN EXPLORATIONS LTD.

By:	“J.G. Stewart”
Secretary
(Official Capacity)
J.G. Stewart
(Please print here name of individual
whose signature appears above.)

OROMIN EXPLORATIONS LTD.

Interim Consolidated Financial Statements

Six months ended August 31, 2007

(Unaudited – Prepared by Management)

Unaudited Interim Financial Statements

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the interim unaudited consolidated financial statements for the period ended August 31, 2007.

Oromin Explorations Ltd.
(An exploration stage company)
Consolidated Balance Sheets as at
(Unaudited – Prepared by Management)

		February 28,
	August 31,	2007
	2007	(audited)

ASSETS

Current
Cash	$14,039,028	$15,792,822
Receivables	101,337	77,067
Prepaid expenses and deposits	4,872	4,872
	$14,145,237	15,874,761

Investments (Note 5)	521,874	554,679
Equipment	5,806	7,207
Resource properties (Note 6)	15,120,881	10,829,718
Performance bond – restricted cash	125,725	139,245
	$29,919,523	$27,405,610

LIABILITIES & SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$364,061	$1,275,271
Due to joint venture	1,545,858	2,013,143
	$1,909,919	3,288,414

Shareholders’ equity
Capital stock (Note 7)
Authorized
100,000,000 common shares without par value
54,265,859 common shares
(February 28, 2007 – 50,457,878)	39,199,497	34,635,509
Contributed surplus (Note 7)	3,462,554	3,197,435
Accumulated other comprehensive loss (Note 4)	(47,916)	-
Deficit	(14,604,531)	(13,715,748)
	28,009,604	24,117,196
	$29,919,523	$27,405,610

Subsequent events (Note 12)

Oromin Explorations Ltd.
(An exploration stage company)
Consolidated Statements of Loss
(Unaudited – Prepared by Management)

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	August 31,	August 31,	August 31,	August 31,
	2007	2006	2007	2006

EXPENSES
Amortization	$701	$701	$1,402	$1,731
Bank charges	187	234	446	488
Consulting fees	-	15,015	-	15,015
Filing and transfer fees	12,441	20,960	17,432	25,106
Office and rent	30,525	28,457	61,375	58,182
Professional fees	73,888	38,915	99,663	80,521
Shareholder information	10	3,112	2,352	3,112
Stock-based compensation (Note 6)	-	79,445	299,422	572,936
Travel and public relations	91,992	64,779	152,392	95,503
Salaries	61,098	44,621	119,355	89,961
	(270,842)	(296,239)	(753,839)	(942,555)

OTHER INCOME (EXPENSE)
Interest income	147,399	36,796	306,468	88,481
Foreign exchange gain (los)	2,334	3,256	(85,172)	(30,640)
Write-down of investments	(88,668)	-	(356,240)	-
Gain on sale of investments	-	83,281	-	83,281
	61,065	123,333	(134,944)	141,122

Loss for the period	(209,777)	(172,906)	(888,783)	(801,433)

Other comprehensive gain (loss)
Unrealized gain (loss) on securities
Held for sale (Notes 4 and 5)	(107,811)	-	(47,916)	-

Total comprehensive loss for the period	$(317,588)	$(172,906)	$(936,699)	$(801,433)

Basic an diluted loss per common share	$(0.00)	$(0.00)	$(0.02)	$(0.02)

Weighted average number of shares
outstanding	54,210,135	40,715,404	53,669,778	40,658,586

Oromin Explorations Ltd.
(An exploration stage company)
Interim Consolidated Financial Statements
(Unaudited – Prepared by Management)

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	August 31,	August 31,	August 31,	August 31,
	2007	2006	2007	2006

STATEMENT OF DEFICIT
Balance, beginning of period	$14,394,754	$12,542,392	$13,715,748	$11,913,865
Net loss for the period	209,777	172,906	888,783	801,433
Balance, end of period	$14,604,531	$12,715,298	$14,604,531	$12,715,298

STATEMENT OF ACCUMULATED OTHER
COMPREHENSIVE INCOME (LOSS)
Balance, beginning of period	$59,895	$-	$-	$-
Unrealized gain (loss) on securities
held for sale	(107,811)	-	(47,916)	-
	$(47,916)	$-	$(47,916)	$-

Oromin Explorations Ltd.
(An exploration stage company)
Consolidated Statements of Cash Flows
(Unaudited – Prepared by Management)

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	August 31,	August 31,	August 31,	August 31,
	2007	2006	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	$(209,777)	$(172,906)	$(888,783)	$(801,433)
Items not affecting cash
Amortization	701	701	1,402	1,731
Foreign exchange (gain) loss	-	(444)	-	3,664
Stock-based compensation	-	79,445	299,422	572,936
Gain on sale of investments	-	(83,281)	-	(83,281)
Write-down of investments	88,668	-	356,240	-
Prepaid expenses	-	3,275	-	-
Receivables	(13,967)	8,351	(24,270)	10,907
Accounts payable and accrued
liabilities	(19,210)	(33,792)	(43,043)	12,387
	(153,585)	(198,651)	(299,032)	(283,089)

CASH FLOWS FROM FINANCING ACTIVITY
Capital stock issued for cash	194,549	23,250	4,529,685	83,250
Change in amounts due to joint
venture	2,077,119	-	(467,285)	-
	2,271,668	23,250	4,062,400	83,250

CASH FLOWS FROM INVESTING ACTIVITY
Expenditures on resource properties	(2,931,832)	(1,774,033)	(5,517,162)	(3,782,797)
Proceeds from sale of investments	-	228,654	-	228,654
Purchase of equipment	-	-	-	(2,176)
	(2,931,832)	(1,545,379)	(5,517,162)	(3,556,319)

Change in cash	(813,749)	(1,720,780)	(1,753,794)	(3,756,158)

Cash – beginning of period	14,852,777	4,420,213	15,792,822	6,455,591

Cash – end of period	$14,039,028	$2,699,433	$14,039,028	$2,699,433

Oromin Explorations Ltd.
(An Exploration Stage Company)
Notes to The Interim Consolidated Financial Statements
(Unaudited, Prepared by Management)
For the six months ended August 31, 2007

1.	NATURE OF OPERATIONS

The Company is in the business of exploring its resource properties. The Company’s current oil and gas and mineral exploration activities are in the pre-production stage. Consequently, the Company considers itself to be an exploration stage Company. The recoverability of the Company’s investments in resource properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration and future profitable commercial production or proceeds from the disposition thereof.

2.	INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

These interim unaudited consolidated financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended February 28, 2007.

3.	SIGNIFICANT ACCOUNTING POLICIES

With the exception of the adoption of new accounting standards described in Note 4, these interim unaudited consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual consolidated financial statements of the Company.

4.	CHANGE IN ACCOUNTING POLICIES

Effective March 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accounts (“CICA”) relating to financial instruments. As permitted by the new standards, these have been adopted on a prospective basis with no restatement to prior period financial statements.

(a) Comprehensive Income (Section 1530)

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events from non-owner sources. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in “other comprehensive income” until it is considered appropriate to be recognized in net earnings. This standard requires the presentation of comprehensive income, and its components, in a separate financial statement that is displayed with the same prominence as the other financial statements.

Accordingly, the Company now reports a statement of comprehensive income (loss) and includes the account “accumulated other comprehensive income (loss)” in the shareholders’ equity section of the balance sheet.

(b) Financial Instruments – Recognition and Measurement (Section 3855)

This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on a Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations and comprehensive income.

Financial assets and liabilities are recognized when the Company becomes a party to the contract creating the item. Any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to March 1, 2007 are recognized by adjusting opening deficit or opening accumulated other comprehensive income.

Oromin Explorations Ltd.
(An Exploration Stage Company)
Notes to The Interim Consolidated Financial Statements
(Unaudited, Prepared by Management)
For the six months ended August 31, 2007

4.	CHANGE IN ACCOUNTING POLICIES (continued)

(b) Financial Instruments (continued)

All financial instruments are classified into one of the following five categories: held for trading, held-to- maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

(i)

Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net earnings.

(ii)	Available-for-sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet.

(iii)	Held for trading financial instruments are measured at fair value. All gains and losses are included in net earnings in the period in which they arise.

(iv)

All derivative financial instruments are classified as held for trading financial instruments and are measured at fair value, even when they are part of a hedging relationship. All gains and losses are included in net earnings in the period they arise.

In accordance with this new standard, the Company has classified its financial instruments as follows:

(i)

Its holdings of shares of Surge Global Energy Inc. are classified as held-for-trading securities. Such securities are measured at fair market value in the consolidated financial statements with unrealized gains or losses charged to gain or loss for the period.

(ii)

Its holdings of shares of Lund Gold Ltd. are classified as available-for-sale securities. Such securities are measured at fair market value in the consolidated financial statements with unrealized gains or losses recorded in comprehensive income (loss). At the time securities are sold or otherwise disposed of, gains or losses are included in net earnings (loss).

(c) Hedging (Section 3865)

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any hedges.

5.	INVESTMENTS

The Company’s investments consist of (a) 894,500 shares of Surge Global Energy Inc. (“Surge”) with a quoted market value at August 31, 2007 of US$ 0.21 per share translated as $198,439 in the aggregate; the Company classifies these shares as held for trading, and accordingly all gains and losses in fair value are charged to gain or loss for the period; and (b) 1,197,906 shares of Lund Gold Ltd. (“Lund”) with a quoted market value at August 31, 2007 of $0.27 per share or $323,435 in the aggregate; the Company classifies these shares as available for sale, and accordingly revaluation gains and losses in fair value are included in other comprehensive income or loss for the period until the asset is removed from the balance sheet. During the period the Company recognized a loss in fair value attributable to the shares of Surge totaling $356,240 (US$286,240) charged to other income (expense), and a loss in fair value attributable to the shares of Lund totaling $47,916 charged to other comprehensive loss.

Oromin Explorations Ltd.
(An Exploration Stage Company)
Notes to The Interim Consolidated Financial Statements
(Unaudited, Prepared by Management)
For the six months ended August 31, 2007

6.	RESOURCE PROPERTIES

	Santa Rosa	Sabodala,	Carneirinho,	Total
	Argentina	Senegal	Brazil

Balance, February 28, 2007	$1,065,300	$9,511,957	$252,461	$10,829,718

Acquisition costs	-	-	118,891	118,891
Camp operation	-	769,211	-	769,211
Contractors and
geological staff	85,790	678,501	-	764,291
Drilling	-	1,994,813	-	1,994,813
Exploration office	-	128,839	-	128,839
Insurance	-	11,409	-	11,409
Land and legal	26,058	(2,468)	-	23,590
Sample analysis	-	616,747	-	616,747
Social programs	-	217,499		217,499
Travel and
accommodation	56,624	114,162	-	170,786
Cost recovery	(153,561)	-	-	(153,561)
	14,911	4,528,713	118,891	4,662,515
Proceeds of sale - Note 5(c)	-	-	(371,352)	(371,352)

Balance, August 31, 2007	$1,080,211	$14,040,670	$-	$15,120,881

a)	Santa Rosa oil and gas project, Argentina

The Company’s subsidiary Exploraciones Oromin, S.A. (“Oromin S.A.”), holds an approved bid to acquire a 100% interest in certain oil and gas exploration rights in the Province of Mendoza in central Argentina (the “Santa Rosa Property”). The exploration rights will remain in effect for a period of six years from the date of formal acceptance by government authorities and will be converted into exploitation rights for a further period of 25 years if commercial quantities of hydrocarbons are discovered. The Company has yet to receive formal title to the Santa Rosa Property and the formal acceptance of its exploration rights by government authorities has yet to occur. When title is received, the Company will have to post a minimum US$600,000 performance bond.

Pursuant to an agreement dating from 2002 as amended through 2005, a third-party corporation holds a 17.52% effective interest in the Santa Rosa Property. A director of the Company served as a director of the third-party company from August 2002 until April 2007.

On November 15, 2005, the Company entered into a letter of intent (the “LOI”) with Ottoman Energy Ltd. (“Ottoman”) whereby Ottoman can acquire up to a 41.24% interest in the Santa Rosa Property by spending up to US$2,297,381 on exploration and development. The LOI is subject to a number of conditions that must be fulfilled or waived by December 31, 2007, including completion of legal and financial due diligence to Ottoman’s satisfaction, issuance of formal title to the Santa Rosa Property and the settlement and execution of a joint venture agreement.

Oromin Explorations Ltd.
(An Exploration Stage Company)
Notes to The Interim Consolidated Financial Statements
(Unaudited, Prepared by Management)
For the six months ended August 31, 2007

6.	RESOURCE PROPERTIES AND DEFERRED COSTS (cont’d…)

	b)	Sabodala gold project, Senegal

In October 2004, the Company was awarded an exploration concession in Senegal known as the Sabodala Project. The concession grants the Company the sole right to acquire a 100% interest in the project. The Sabodala Project is held by Oromin Joint Venture Group Ltd. (“OJVG”), a company incorporated in the British Virgin Islands and owned 43.5% by Sabodala Holding Limited (“SHL”), a company wholly-owned by the Company, 43.5% by Bendon International Ltd. (“Bendon”), an arm’s length private company incorporated in the British Virgin Islands, and 13.0% by Badr Investment & Finance Company (“Badr”), an arm’s length private company incorporated in Panama. The Company provides exploration and management services to OJVG. To acquire its interest in the Sabodala Property, OJVG was required to spend at least US$8 million on exploration of the Sabodala Project by April 2007. This condition was met in October 2006.

OJVG was incorporated in August 2006 in anticipation of the completion of the US$8 million expenditure obligation, and in December 2006 SHL, Bendon and Badr completed a shareholders agreement governing the conduct of OJVG and the Sabodala Project. Under the terms of a prior agreement which has been superseded by the establishment of OJVG, Bendon provided the initial US$2.8 million in exploration expenditures with the Company providing the next US$5.2 million. Following the completion of the US$8 million obligation in October 2006, SHL and Bendon are required to fund further exploration and related costs of the Sabodala Project equally; Badr has a free carried interest through the commencement of production. During the period ended August 31, 2007, the joint venture incurred total exploration and related costs of $9,057,426 of which Oromin’s proportionate share is $4,528,713.

	c)	Carneirinho gold project, Brazil

During the period the Company sold its interest in this project to Lund Gold Ltd. (“Lund”), a company related by way of common directors, for 1,197,906 shares of Lund issued at the price of $0.31 per share for the aggregate value $371,352. This amount was the Company’s cost in the project through the date of sale.

7.	CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of		Contributed
	Shares	Amount	Surplus

Authorized
100,000,000 common shares without par value

Balance as at February 28, 2007	50,457,878	$34,635,509	$3,197,435
For cash on exercise of warrants	3,607,981	4,476,685	-
For cash on exercise of stock
options	200,000	53,000	-
Transfer from contributed surplus
on exercise of stock options	-	34,303	(34,303)
Stock-based compensation (Note 6)	-	-	299,422

Balance as at August 31, 2007	54,265,859	$39,199,497	3,462,554

Oromin Explorations Ltd.
(An Exploration Stage Company)
Notes to The Interim Consolidated Financial Statements
(Unaudited, Prepared by Management)
For the six months ended August 31, 2007

8.	STOCK OPTIONS
As at August 31, 2007, the following stock options were outstanding and exercisable:

Number of Shares	Exercise Price	Expiry Date

100,000	$ 1.77	July 1, 2008
635,000	0.25	January 22, 2009
225,000	0.25	March 3, 2009
100,000	2.60	July 1, 2009
75,000	0.40	June 1, 2010
89,000	0.35	July 12, 2010
300,000	0.70	September 15, 2010
100,000	0.80	November 22, 2010
1,660,000	1.90	February 15, 2011
70,000	2.02	April 21, 2011
100,000	2.13	May 4, 2011
70,000	2.02	January 9, 2012
200,000	2.80	April 20, 2012
85,000	2.91	May 8, 2012
100,000	2.91	May 9, 2012

3,909,000

The total fair value of stock options granted and vested during the current period was $299,422 which has been recorded in the results of operations.

The following assumptions were used for the Black-Scholes valuation of options granted and vested during the period.

Risk-free interest rate	4.31%
Expected life	5 years
Annualized volatility	67.7%
Dividend rate	0%

9.	WARRANTS

As at August 31, 2007, the following share purchase warrants were outstanding and exercisable:

Number of Shares	Exercise Price	Expiry Date

1,701,644	$ 0.43	November 15, 2007
1,388,887	0.45	February 1, 2008
551,625	1.65	December 7, 2008
4,423,150	2.20	* December 7, 2008

8,065,306

* These warrants are subject to forced conversion provisions.

Oromin Explorations Ltd.
(An Exploration Stage Company)
Notes to The Interim Consolidated Financial Statements
(Unaudited, Prepared by Management)
For the six months ended August 31, 2007

10.	RELATED PARTY TRANSACTIONS

	2007	2006

Office and rent	$ 26,460	$ 26,460
Professional and consulting fees	138,889	146,911
Wages and benefits	78,272	71,156

Professional and consulting fees and wages and benefits have been expensed to operations, capitalized to resource properties or recorded as share issue costs, based on the nature of the expenditure.

Included in accounts payable and accrued liabilities at August 31, 2007 is $24,534 (February 28, 2007 - $47,683) due to directors and a company with common directors.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

11.	SEGMENTED INFORMATION

The Company has one operating segment, the exploration of resource properties. The Company’s equipment and resource properties are located in the following geographic areas:

	August 31, 2007	February 28, 2007

Senegal	$ 14,040,670	$ 9,511,957
Argentina	1,080,211	1,065,300
Brazil	-	252,461
Canada	5,806	7,207

	$ 16,126,687	$ 10,836,925

Oromin Explorations Ltd.
(An Exploration Stage Company)
Notes to The Interim Consolidated Financial Statements
(Unaudited, Prepared by Management)
For the six months ended August 31, 2007

12.	SUBSEQUENT EVENTS

The following events occurred subsequent to August 31, 2007:

	a)	The Company granted 250,000 stock options exercisable at $2.79 per share for a term expiring October 1, 2009.

b)

On October 22 and 24, 2007 the Company announced, subject to successful completion and to regulatory approval, a brokered private placement of a minimum 2,000,000 units to a maximum 5,000,000 units at the price of $2.50 per unit, together with an agent’s option to purchase up to an additional 400,000 units. Each unit consists of one common share and one-half a share purchase warrant, each full warrant entitling the purchase of one additional common share at the price of $3.30 for a period of up to two years from the closing date. The warrants are subject to a forced conversion provision in the case that, beginning on or after four months following the closing date, the closing trading price of the Company’s shares should equal or exceed $5.00 for a period of 20 consecutive trading days. Units placed are subject to agents’ compensation of 8% in cash on cash proceeds realized and agents’ compensation warrants equal to 10% of the number of units placed. Each compensation warrant will entitle the purchase of one common share of the Company at the subject to regulatory approval, a non-brokered private placement of up to a further 1,800,000 units on the same terms as the units placed under the brokered placement. A finder’s fee will be payable to an arm’s length third party in respect of this placement.

If these placements are fully subscribed, the Company will receive cash proceeds totaling $18,000,000 before deducting issue costs, and issue 7,200,000 new common shares, 3,600,000 subscriber warrants and 540,000 compensation warrants.

OROMIN EXPLORATIONS LTD.

Management Discussion and Analysis

Form 51-102F1

Six months ended August 31, 2007

Oromin Explorations Ltd.	FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED AUGUST 31, 2007

Introductory Comment and Overview

Oromin Explorations Ltd. is a junior mineral exploration company listed on the TSX Venture Exchange under the trading symbol “OLE”. The Company is in the business of exploring its resource properties located in Senegal, West Africa and in Argentina, with the aim of developing them to a stage where they can be exploited at a profit. The Company does not have any producing properties and its current operations are exploratory searches for minerals or hydrocarbons. During the period ended August 31, 2007, the Company was primarily engaged in the exploration of its Sabodala Gold Project in Senegal and in advancing the permitting process for its Santa Rosa oil and gas concessions in the Province of Mendoza, Argentina.

This MD&A is dated October 19, 2007 and discloses specified information up to that date. Oromin is classified as a “venture issuer” for the purposes of National Instrument 51-102. Our financial statements are prepared in accordance with generally accepted accounting principles applicable in Canada. Unless otherwise cited, references to dollar amounts are Canadian dollars.

Throughout this report we refer from time to time to “Oromin”, “the Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Oromin Explorations Ltd. which is the reporting issuer in this document. We recommend that readers consult the “Cautionary Statement” on the last page of this report.

Additional information related to the Company is available on SEDAR at www.sedar.com.

Overall Performance

The following is a summary of significant events and transactions during the period ended August 31, 2007:

1.

We continued our exploration of the Sabodala Gold Project, with our joint venture partners, continuing and expanding an extensive program of mechanized trenching and reverse circulation and diamond drilling. We added a total of $4.5 million to our exploration investment in the Sabodala project during the first two quarters, a rate which we expect to continue. News releases issued July 11, July 30 and September 7, 2007 describe significant drilling results and other progress at the Golouma West, Golouma Northwest, Golouma South, Masato, and Sekota gold targets. Total joint venture expenditures managed by Oromin were approximately $9.0 million of which Oromin’s share was $4.5 million.

2.

We remain very well funded with the receipt of exercise proceeds on warrants and options of some $4.5 million during the six month period, after raising almost $14.7 million in new equity proceeds in the prior fiscal year.

3.

We completed the sale of our 50 per cent interest in the Carneirinho gold project in Brazil to Lund Gold Ltd., a related company, receiving 1,197,906 shares of Lund. In July 2007 Lund announced the commencement of its initial drill program on this project.

4.

As cited in our previous MD & A for our year end, our activities towards drilling initial wells on the Santa Rosa oil and gas project in Argentina continue, consisting principally of conforming to requirements and timelines arising from the passing of jurisdiction over this project from the federal government of Argentina to the government of the Province of Mendoza. This resulted in an unexpected deferral of permitting approvals. As of the date of this report, we believe the permitting process with Mendoza provincial authorities continues to advance and that we may expect to spud our first wells by the first or second quarter of our next fiscal year.

5.

As described in Note 12(b) to the financial statements, we have negotiated, on a best efforts basis and subject to regulatory approval, a financing with both a brokered and a non-brokered component which if completed in full would generate new cash proceeds of $18 million before costs. Such proceeds, added to our existing cash resources, would result in a highly robust financial position to provide funding for the Sabodala Gold Project and for our anticipated exploratory well drilling program at Santa Rosa.

Outlook

In the near term, we will continue our exploration activities on the Sabodala Gold Project and the Santa Rosa oil and gas project. We have no material commitments for capital expenditures at the end of our most recent fiscal period, but intend to incur significant additional exploration expenditures on our currently held properties during the fiscal year currently in progress and subsequently. In addition, Oromin reviews acquisition proposals on a regular basis and, if an appropriate acquisition presents itself, we could, in the future, acquire additional oil and gas or mineral exploration properties. None of our resource properties are in production and therefore do not produce any income.

Results of Operations

Oromin’s management believes that the most relevant measures of the results of operations for an exploration stage company are found in the statement of cash flows.

Our statement of cash flows continues to portray a well-developed ability to access the capital markets and otherwise manage our financial assets. It also demonstrates our and the joint venture’s continuing commitment to aggressive programs of resource project expenditure, which is after all the business Oromin is in as a development stage company. Net of non-cash items, our administrative operations have consumed between approximately $110,000 and $180,000 per quarter over the past two fiscal years. We expect this level to continue over our one- to two-year planning horizon.

Net of the very large but non-cash item stock-based compensation, our expenses for the period ended August 31, 2007 were approximately $455,000, up from approximately $370,000 in the preceding year. The significant variances were in increased professional fees, salaries and travel and public relations costs, consistent with our levels of financing and project expenditures.

Interest earnings increased notably in 2007 upon the investment of greater balances of financing proceeds.

Summary of Quarterly Results

	Three			Three	Three	Three	Three	Three
	Months	Three	Three	Months	Months	Months	Months	Months
	Ended	Months	Months	Ended	Ended	Ended	Ended	Ended
	August 31,	Ended	Ended	November	August 31,	May 31,	February 28,	November
	2007	May 31,	February 28,	30, 2006	2006	2006	2006	30, 2005
		2007	2007
Total assets	$29,919,523	$29,535,410	$27,405,610	$11,706,587	$11,099,325	$11,149,976	$11,268,010	$4,864,799
Resource
properties and
deferred costs	15,120,881	13,206,938	10,829,718	8,941,412	6,999,391	4,951,446	2,546,859	1,744,334
Working capital
(deficiency)	12,235,318	14,073,513	12,586,347	(83,302)	2,035,888	4,008,414	6,485,075	423,296
Shareholders’
equity	28,009,604	28,132,643	24,117,196	10,266,882	10,405,499	10,475,810	10,550,846	3,686,723
Revenues	Nil	Nil	nil	nil	nil	nil	nil	nil
Net loss	(209,777)	(679,006)	(829,309)	(171,141)	(172,906)	(628,527)	(2,283,828)	(125,288)
Earnings (loss) per
share	(0.00)	(0.02)	(0.02)	(0.00)	(0.00)	(0.02)	(0.07)	(0.00)

Discussion

The operating results of exploration stage resource companies are capable of demonstrating wide variations from period to period. There are numerous reasons for this, but they include such things as widely varying levels of activity depending on the state of the capital markets and upon the company’s number of projects; the nature, size and timing of exploration programs depending on availability of funds, property location, seasonal factors and the number of exploration stages which have taken place on properties; costs of properties abandoned or otherwise disposed of being charged to operations; levels of staffing and whether this consists of employed or contract personnel; the degree of professional services required to carry out such matters as property transactions or corporate finance; the resources applied to investor relations programs; and the amounts recognized as stock-based compensation expense upon the vesting of stock option grants. Other than the factors leading to increased managerial and administrative costs already discussed, management of Oromin does not believe that meaningful information about the Company’s operations can be derived from an analysis of quarterly fluctuations in more detail than presented in the financial statements. Significant changes in the financial data from 2005 to 2007 can be attributed to expenditures on our Sabodala Project in Senegal and the Santa Rosa property in Argentina, the sale of share capital, and stock-based compensation costs.

Liquidity

Oromin does not currently have an interest in any producing resource. Our exploration activities have been funded through sales of common shares, and we expect that we will continue to be able to utilize this source of financing until Oromin develops cash flow from its operations. There can be no assurance, however, that we will be able to obtain required financing in the future on acceptable terms, or at all. In the near term, Oromin plans to continue its exploration activities on the Sabodala Gold Project and the Santa Rosa targets.

Based on our existing working capital, as may be augmented by the private placement negotiated in October 2007 and described in Note 12(b) to the financial statements, Oromin does not require additional financing for the Sabodala Project and our share of the planned Sabodala exploration programs during the current fiscal year, nor for the Santa Rosa Property if we are able to proceed with drilling during the current or following fiscal year.

Capital Resources

During the period ended August 31, 2007, the Company issued a total of 3,807,981 shares as set out in Note 7 to the financial statement for net cash proceeds of $4,529,685. This continued to demonstrate the financial support available from our investors, which we expect will be further augmented by the private placement under way as of the date of this report. Added to the balance of funds raised by equity issues in fiscal 2007, we ended the period with very substantial cash resources and working capital.

The Company has sufficient funds to meet its anticipated general and administrative expenses and to carry on its proposed or anticipated exploration programs for the Sabodala Project and the Santa Rosa Property for the balance of the fiscal year currently under way, and further.

Related Party Transactions

During the period ended August 31, 2007, the Company incurred professional fees of $138,889 with companies controlled by directors. These payments were comprised of $103,789 accrued or paid to a director of the Company and to a company controlled by a director of the Company for geological consulting services, and $35,100 accrued or paid for legal services to a law practice controlled by a director and officer of the Company. The Company also paid salary and benefits of $78,272 to its Chief Executive Officer and incurred office and rent costs of $26,460 with a company related by way of common directors. At August 31, 2007, accounts payable includes $24,534 due to related parties as a result of the services described.

These transactions are in the normal course of operations, are settled in normal payment cycles, and are measured at the exchange amount which is the amount of consideration established and agreed to by the Company and the related parties.

Changes in Accounting Policies

As described in Note 4 to the financial statements, the Company adopted certain new accounting standards mandated by generally accepted accounting principles in Canada effective with the commencement of the new fiscal year. The standards have to do with the concepts of comprehensive income, the recognition and measurement of financial instruments, and hedging relationships. The principal effect is the addition of the category “accumulated other comprehensive income” to the shareholders’ equity section of the balance sheet, the presentation of other comprehensive gains and losses in the statement of loss, and the presentation of a new statement of accumulated and other comprehensive income or loss. For the first two fiscal quarters, Oromin reported as other comprehensive loss the amount of $47,916 in respect of an unrealized loss on our holding of shares in Lund Gold Ltd. acquired on the sale of our interest in the Carneirinho project. We classify these shares as “available for sale” and account for unrealized gains and losses accordingly. Our shares in Surge Global Energy Inc., which we have held for some time, are classified as “held for trading”; accordingly, gains and losses are charged to the statement of income whether realized or not. This is effectively the same basis of accounting for changes in value of the Surge shares as in prior periods.

Financial Instruments

Oromin’s financial instruments consist of cash, receivables, investments, performance bond, accounts payable, and amounts due from or to the Sabodala joint venture. Unless otherwise noted, it is management’s opinion that we are not exposed to significant interest or credit risks arising from these financial instruments. Because of generally short maturities, the fair values of these financial instruments are approximately equal to their carrying values, unless otherwise noted. The Company does not use derivative instruments or foreign exchange contracts to hedge against gains or losses arising from foreign exchange fluctuations, nor is it a party to any other hedging relationships.

Other MD&A Requirements

Additional Disclosure for Venture Issuers without Significant Revenue

Our expenditures by project and by cost centre are set out in detail in Note 6 to the financial statements. As in other recent quarters, it is evident that the Sabodala Gold Project has been our principal focus. The application of costs at Sabodala during fiscal 2007 and the current fiscal year reflects a vigorous and advancing stage of exploration, with an active camp supporting a large technical effort with major expenditures both on reverse circulation and on core drilling, on trenching and on related sample analysis. As set out in Note 6 to the financial statements, during the period ended August 31, 2007 the Company added $4.5 million to its investment in the Sabodala project, of which $4.2 million was expended on geological staff and contractors, trenching and drilling, assaying and camp operations.

The principal outlays incurred for the Santa Rosa project were legal and ongoing geological costs, together with related travel, consistent with our seeking governmental acceptance of our drilling plans and programs.

Internal Control over Financial Reporting (“ICFR”)

During the most recently ended fiscal quarter Oromin engaged a firm of public accountants in Dakar, Senegal to assist with financial reporting and controls for the Sabodala Project. These professional services are intended, in part, to improve our internal control over financial reporting arising both in the Dakar office and at the Sabodala project camp.

Disclosure of Outstanding Share Data

The authorized share capital of the Company is 100,000,000 common shares of which 54,175,484 were outstanding at August 31, 2007 and as of the date hereof.

As at the date hereof, the details of incentive stock options outstanding are unchanged from our previous MD & A, which provides a schedule of 3,909,000 stock options expiring between July 1, 2008 and May 9, 2012 at prices ranging from $0.25 to $2.91, with the exception of a grant as announced September 27, 2007 of a new option on 250,000 shares at the price of $2.79, for a term expiring October 1, 2010.

As at August 31, 2007 and the date hereof, the Company has the following warrants outstanding for the purchase of common shares:

Number of Warrants	Exercise Price	Expiry Date

1,701,644	$0.43	November 15, 2007
1,388,887	$0.45	February 1, 2008
4,444,500	$2.20	December 7, 2008(1)
551,625	$1.65	December 7, 2008
8,086,656

(1) These warrants are subject to forced conversion provisions as described in Note 8(c) to the annual audited financial statements.

Vancouver, British Columbia	***	October 19, 2007

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration results and plans, and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, with limitation, (i) estimates of exploration investment and scope of exploration programs, and (ii) estimates of stock-based compensation expense. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks.

Form 52-109F2 – Certification of Interim Filings

I, Chet Idziszek, President of Oromin Explorations Ltd. and performing similar functions to that of a Chief Executive Officer, certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-

109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Oromin Explorations Ltd. (the “issuer”) for the interim period ending August 31, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for all the periods presented in the interim filings.

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: October 30, 2007

“Chet Idziszek”
Chet Idziszek
President

Form 52-109F2 – Certification of Interim Filings

I, Ian Brown, Chief Financial Officer of Oromin Explorations Ltd. certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Oromin Explorations Ltd. (the “issuer”) for the interim period ended August 31, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim consolidated financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: October 30, 2007

“Ian Brown”
Ian Brown
Chief Financial Officer